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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                            Stewart Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    860370105
                  --------------------------------------------
                                 (CUSIP Number)


                                  May 23, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           J.C. Clark Ltd.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See
           Instructions)
           (a) |_|
           (b) |_|

--------------------------------------------------------------------------------
        3. SEC Use Only


--------------------------------------------------------------------------------
        4  Citizenship or Place of Organization

           Ontario, Canada
--------------------------------------------------------------------------------
                     5. Sole Voting Power

                        5,321,918
Number of       ----------------------------------------------------------------
Shares               6. Shared Voting Power
Beneficially
Owned by                166,799
Each            ----------------------------------------------------------------
Reporting            7. Sole Dispositive Power
Person With
                        5,321,918
                ----------------------------------------------------------------
                     8. Shared Dispositive Power

                        166,799
--------------------------------------------------------------------------------
        9. Aggregate Amount Beneficially Owned by Each Reporting Person

           5,488,717
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                               |_|

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)

           5.2%
--------------------------------------------------------------------------------
       12. Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Caledon Commonwealth Ltd.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See
           Instructions)
           (a) |_|
           (b) |_|

--------------------------------------------------------------------------------
        3. SEC Use Only


--------------------------------------------------------------------------------
        4  Citizenship or Place of Organization

           Ontario, Canada
--------------------------------------------------------------------------------
                     5. Sole Voting Power

                        5,321,918
Number of       ----------------------------------------------------------------
Shares               6. Shared Voting Power
Beneficially
Owned by                166,799
Each            ----------------------------------------------------------------
Reporting            7. Sole Dispositive Power
Person With
                        5,321,918
                ----------------------------------------------------------------
                     8. Shared Dispositive Power

                        166,799
--------------------------------------------------------------------------------
        9. Aggregate Amount Beneficially Owned by Each Reporting Person

           5,488,717
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                               |_|

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)

           5.2%
--------------------------------------------------------------------------------
       12. Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           John C. Clark
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See
           Instructions)
           (a) |_|
           (b) |_|

--------------------------------------------------------------------------------
        3. SEC Use Only


--------------------------------------------------------------------------------
        4  Citizenship or Place of Organization

           Ontario, Canada
--------------------------------------------------------------------------------
                     5. Sole Voting Power

                        5,321,918
Number of       ----------------------------------------------------------------
Shares               6. Shared Voting Power
Beneficially
Owned by                166,799
Each            ----------------------------------------------------------------
Reporting            7. Sole Dispositive Power
Person With
                        5,321,918
                ----------------------------------------------------------------
                     8. Shared Dispositive Power

                        166,799
--------------------------------------------------------------------------------
        9. Aggregate Amount Beneficially Owned by Each Reporting Person

           5,488,717
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                               |_|

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)

           5.2%
--------------------------------------------------------------------------------
       12. Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

             Stewart Enterprises, Inc. (the "Issuer").

         (b) Address of Issuer's Principal Executive Offices:

             110 Veterans Memorial Blvd., Metairie, LA 70005.

Item 2.

         (a) Name of Person Filing:

             J.C. Clark Ltd., Caledon Commonwealth Ltd. and John C. Clark (the "Reporting Persons").

         (b) Address of Principal Business, or if none, Residence:

             161 Bay Street, Suite 2240, BCE Place, Toronto, Ontario, M5J 2S1.

         (c) Citizenship:

             Ontario, Canada

         (d) Title of Class of Securities:

             Class A Common Stock

         (e) CUSIP Number: 860370105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership:

         (a) Amount beneficially owned (as of June 24, 2003):

             5,488,717.

         (b) Percent of class:

             5.2%.

         (c) Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote:    5,321,918.

             (ii)   Shared power to vote or to direct the vote:       166,799.

             (iii)  Sole power to dispose or to direct the disposition of:      5,321,918.

             (iv)   Shared power to dispose or to direct the disposition of:         166,799.

         On May 23, 2003, the Reporting Persons acquired beneficial ownership of 212,900 shares of Class A Common Stock which acquisition resulted in beneficial ownership of 5.0% of the Class A Common Stock of the Issuer based upon the 104,797,103 shares of Class A Common Stock issued and outstanding as of March 6, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the "SEC") on March 14, 2003.

         As of June 24, 2003, the Reporting Persons beneficially own 5.2% of the Class A Common Stock of the Issuer based upon the 104,797,103 shares of Class A Common Stock issued and outstanding as of June 4, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the SEC on June 13, 2003.

         Beneficial ownership of Caledon Commonwealth Ltd. and John C. Clark is indirect through J.C. Clark Ltd.

Item 5.  Ownership of 5% or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         J.C. Clark Ltd., which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner (and Caledon Commonwealth Ltd. and John C. Clark are deemed to be indirect beneficial owners) of the Class A Common Stock reported in this Statement for purposes of Rule 13d-3 under the Act since it has the power to vote and/or the power to dispose of Common Stock held in accounts on behalf of multiple clients serviced by the firm. The clients have beneficial interests in the Class A Common Stock reported in this Statement under which they have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock. No individual client has interests in the Class A Common Stock that exceed more than five percent of the outstanding Class A Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification:

         By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2003


                               J.C. CLARK LTD.

                               By: /s/ John C. Clark
                                  --------------------------------------------
                                  Name:  John C. Clark
                                  Title: Chief Executive Officer


                               JOHN C. CLARK

                               /s/ John C. Clark
                               -----------------------------------------------


                               CALEDON COMMONWEALTH LTD.

                               By: /s/ John C. Clark
                                  --------------------------------------------
                                  Name:  John C. Clark
                                  Title: Chief Executive Officer

                                    EXHIBIT I

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY


a. Joint Filing. Each of the undersigned persons does hereby agree to jointly file with the Securities and Exchange Commission a Schedule 13G on behalf of each of them with respect to their beneficial ownership of Class A Common Stock of Stewart Enterprises, Inc.


b. Power of Attorney. Know all persons by these presents that each person whose signature appears below constitutes and appoints John C. Clark and Mark Damelin, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and reconstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the
         Schedule 13G filed on behalf of each of them with respect to their beneficial ownership of securities of Stewart Enterprises, Inc., and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:   June 24, 2003


                               J.C. CLARK LTD.


                               By: /s/ John C. Clark
                                  --------------------------------------------
                                  Name:  John C. Clark
                                  Title: Chief Executive Officer


                               JOHN C. CLARK

                               /s/ John C. Clark
                               -----------------------------------------------


                               CALEDON COMMONWEALTH LTD.

                               By: /s/ John C. Clark
                                  --------------------------------------------
                                  Name:  John C. Clark
                                  Title: Chief Executive Officer